FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Wins Gold in Best in Biz Awards 2014 International	2.

Document 1

  NEWS RELEASE
August 13, 2014

FOR IMMEDIATE RELEASE

BlackBerry Wins Gold in Best in Biz Awards 2014 International

Waterloo, Canada – Aug  13, 2014 – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications,  announced today that the BlackBerry® Z30 smartphone has been named the gold winner in the Consumer Product of the Year category in Best in Biz Awards 2014 International, the only independent business awards program judged by members of the press and industry analysts.

With the BlackBerry Z30, BlackBerry redefines productivity by empowering customers with an end-to-end suite of productivity solutions that allow users to make things happen – on their time. The BlackBerry Z30 is armed with the most secure end-to-end technology that enables enterprises and individuals to maximize their productivity, communication and collaboration.

Built on the latest BlackBerry operating system and full of productivity features the BlackBerry Z30 has the largest battery ever built into a BlackBerry smartphone lasting up to 25 hours of mixed use*. The BlackBerry Priority Hub acts as a powerful central repository for all messages and notifications (email, text, BBM, social media) and learns what conversations and people are important to you, giving you instant access to priority communications and helping you stay focused on the most pressing tasks.  The BlackBerry Z30’s touchscreen keyboard is designed to emulate many of the characteristics and benefits of a physical keyboard. Its predictive technology also learns over time how the user types, as it tracks where each individual hits particular keys, making typing more accurate and efficient. The BlackBerry Z30 also features BlackBerry’s new generation of antenna technology that dynamically tunes reception to give better connectivity in low signal areas.

 “The BlackBerry Z30 is an outstanding device for users who demand to stay hyper connected, productive and always in control,” said Ron Louks, President of Devices and Emerging Solutions, BlackBerry. “Being honored with a gold Best in Biz Award is a testament to our strategy to develop and deliver innovative technologies that empower professionals.”

More than 200 public and private companies representing all sectors of the economy from more than 30 countries competed in Best in Biz Awards’ second annual International program. Best in Biz Awards 2014 International honors were once again presented in a range of categories, including Fastest-Growing Company of the Year, Most Innovative Company of the Year, Enterprise Product of the Year, Best New Version of the Year and Most Innovative Product of the Year.

Winners of Best in Biz Awards 2014 International were determined based on scoring from a panel of 27 judges drawn from top-tier news, business, finance, and technology publications and media outlets from 17 countries, with all continents represented. This year’s judging panel included writers and contributors to such publications as Asian Power (Singapore), Australian (Australia), Canadian Business (Canada), Computer Hoy (Spain), CTV (Canada), Gizmodo and Lifehacker (Australia), HTMobile (Israel), Huffington Post (United States), IAA Magazine (United Arab Emirates), InBusiness (Cyprus and Greece), Irish Independent (Ireland), Mumbrella and Encore Magazine (Australia), PC Authority (Australia), Stuff.co.nz (New Zealand), TechHim (India), The Engaging Brand (United Kingdom), Ventures Africa (Nigeria), Wirausaha & Keuangan (Indonesia), WirelessDuniya (India), Xbox Plus (Brazil) and YourStory.in (India).

For a full list of gold, silver and bronze winners in Best in Biz Awards 2014 International, visit: http://intl.bestinbizawards.com/intl-2014-winners.

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About Best in Biz Awards

Best in Biz Awards recognizes top companies, teams, executives and products for their business success as judged by established members of the press and industry analysts. Best in Biz Awards honors are conferred in three separate programs: North America, EMEA, and International. Entries for Best in Biz Awards 2014 are currently being accepted from all companies based or operating in North America until the final deadline on September 19, 2014. For more information, visit: http://www.bestinbizawards.com.

* Based on mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 13, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer